UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2021

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): [  ]

As previously disclosed, Galmed Pharmaceuticals Ltd. (the “Company”) has been conducting research and development of Amilo-5MER, a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine), under a research and option agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”), the tech transfer company of the Hebrew University. Under the research and option agreement, the Company was granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer, which the Company exercised.

On June 28, 2021, the Company entered into a license agreement with Yissum pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. The grant of the license takes effect upon approval of the Israel Innovation Authority. Under the license agreement, the Company shall be responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company has agreed to pay to Yissum an upfront license fee of $100,000, payments of up to $850,000 upon meeting certain regulatory milestones, single digit royalties on any future net sales and a share of any sublicense fees.

Unless earlier terminated, the license will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire patent covering the licensed technology in such country, (ii) the expiration of any exclusivity on Amilo-5Mer granted by a regulatory body in such country, and (ii) 15 years from the first commercial sale in such country. The license agreement may be terminated early for material breach or bankruptcy. In addition, the Company may terminate the license agreement without cause upon 90 days prior written notice to Yissum and Yissum may terminate the license agreement upon written notice to the Company under certain limited circumstances.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 2, 2021	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer